UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 22, 2010

Commission File Number: 001-33916

GEROVA FINANCIAL GROUP LTD.
(formerly known as Asia Special Situation Acquisition Corp.)

c/o M&C Corporate Services Limited
P.O. Box 309 GT, Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

GEROVA FINANCIAL GROUP, LTD. TOGETHER WITH ITS SUBSIDIARIES, AFFILIATES AND DIVISIONS (THE “COMPANY”) CLAIMS THE PROTECTION OF THE SAFE HARBOR FOR “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, AS AMENDED. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS. SUCH FORWARD-LOOKING STATEMENTS, BASED UPON THE CURRENT BELIEFS AND EXPECTATIONS OF MANAGEMENT OF THE COMPANY REGARDING, AMONG OTHER THINGS, THE BUSINESS OF THE COMPANY, ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THE FORWARD-LOOKING STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS: (I) THE COMPANY’S ABILITY TO COMPLETE ITS PROPOSED BUSINESS COMBINATION WITH NORTHSTAR GROUP HOLDINGS, LTD.; (II) OFFICERS AND DIRECTORS ALLOCATING THEIR TIME TO OTHER BUSINESSES OR POTENTIALLY HAVING CONFLICTS OF INTEREST WITH THE COMPANY’S BUSINESS; (III) SUCCESS IN RETAINING OR RECRUITING, OR CHANGES REQUIRED IN, THE COMPANY’S OFFICERS, KEY EMPLOYEES OR DIRECTORS; (IV) THE POTENTIAL LIQUIDITY AND TRADING OF THE COMPANY’S PUBLIC SECURITIES; (V) THE COMPANY’S REVENUES AND OPERATING PERFORMANCE; (VI) CHANGES IN OVERALL ECONOMIC CONDITIONS; (VII) ANTICIPATED BUSINESS DEVELOPMENT ACTIVITIES OF THE COMPANY; (VIII) RISKS AND COSTS ASSOCIATED WITH REGULATION OF CORPORATE GOVERNANCE AND DISCLOSURE STANDARDS (INCLUDING PURSUANT TO SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002); (IX) THE CONTINUED LISTING OF THE COMPANY’S SECURITIES OF THE NYSE AMEX; AND (X) OTHER RELEVANT RISKS DETAILED IN THE COMPANY’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND THOSE FACTORS LISTED IN THE DEFINITIVE PROXY STATEMENT UNDER “RISK FACTORS”. THE INFORMATION SET FORTH HEREIN SHOULD BE READ IN LIGHT OF SUCH RISKS. NEITHER THE COMPANY NOR THE TARGET COMPANIES ASSUMES ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED IN THIS REPORT.

THE INFORMATION ON THE COMPANY WEBSITE SHALL NOT BE DEEMED TO BE A PART OF THIS CURRENT REPORT OR INCORPORATED IN FILINGS THE COMPANY MAKES WITH THE SEC.

Other Events.

Press Release dated January 19, 2010

On January 19, 2010, Asia Special Situation Acquisition Corp. (“ASSAC”) announced that at its Extraordinary General Meeting of Shareholders held on January 19, 2010 (the “Meeting”), shareholders approved the acquisitions of: (i) the assets and liabilities or equity interests of various pooled investment vehicles managed by Stillwater Capital Partners, Inc. (the “Stillwater Funds”), (ii) an 81.5% controlling interest in Amalphis Group, Inc. (“Amalphis”) and (iii) the assets and investments held by Wimbledon Financing Master Fund Ltd. and Wimbledon Real Estate Financing Fund Ltd. (the “Wimbledon Funds”).

At the Meeting, ASSAC’s shareholders also approved the following related proposals: (i) the repurchase of ASSAC ordinary shares from, or entry into one or more purchase or similar agreements with, any one or more of our shareholders in connection with the acquisition and related transactions, (ii) the issuance of ordinary shares, preferred shares, options, warrants and/or convertible securities in connection with the acquisition and related transactions, (iii) an increase in the number of authorized ordinary shares to 350,000,000 and an increase in the number of authorized preferred shares to 10,000,000, (iv) the election of Dr. Gary Hirst, Arie Jan van Roon, Leonard de Waal, Arie Bos, Keith Laslop, Marshall Manley, Michael Kantor and Jack Doueck as members of the board of directors of ASSAC, (v) an amendment to the amended and restated articles and memorandum of association to change the name of ASSAC from “Asia Special Situation Acquisition Corp.” to “GEROVA Financial Group, Ltd.” (effectuated on January 21, 2010; however, the trading symbol on NYSE Amex has not changed) and (vi) the adoption of the Second Amended and Restated Memorandum and Articles of Association of ASSAC, which among other things: (a) provides for perpetual existence; (b) provides for the election of directors to serve for staggered three year terms; and (c) removes other blank check company restrictions.

Press Release dated January 20, 2010

On January 20, 2010, ASSAC announced that it had consummated the acquisitions of the Stillwater Funds, Amlphis and the Wimbledon Funds.  The acquisitions were approved by more than 68% of ASSAC’s shareholders voting at the Meeting.  Approximately 3,278,991 shares issued in ASSAC’s initial public offering (“IPO”) voted against the acquisitions and elected to be converted into a pro rata portion of the proceeds from ASSAC’s IPO held in trust ($10.00 per share), representing less than 35% of the shares issued in the IPO.  Additionally, ASSAC purchased an aggregate of 7,916,656 shares from third party shareholders, including Victory Park Capital Advisors, LLC, for an aggregate purchase price of $79,166,560.

In accordance with the terms of the acquisitions, (i) the Stillwater Funds will receive up to approximately 541,250 ASSAC Series A Fixed Price Mandatory Convertible Preferred Shares (the “Preferred Shares”) plus additional consideration payable to Stillwater and the Stillwater Funds for the provision of certain services, the assets and liabilities or equity interests of various pooled investment vehicles, (ii) Amalphis will receive (a) 57,000 Preferred Shares as well as (b) 30,000 Preferred Shares for $40.0 million of convertible preferred stock of an unrelated public company owned by Amalphis, and (iii) the Wimbledon Funds will receive 114,000 Preferred Shares.

The Preferred Shares automatically commence to convert into ordinary shares at $7.50 per share, beginning July 31, 2010, at the rate of 16-2/3% of such ordinary shares per month, thereby converting all of the Preferred Shares into ordinary shares by December 31, 2010.  The number of ASSAC ordinary shares to be issued upon conversion of the Preferred Shares is subject to post-closing adjustments based upon the appraisals of the net asset values (as of December 31, 2009) of a majority of the invested assets of the Stillwater Funds and Wimbledon Funds.

Copies of the press releases relating are annexed hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference.

Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.

Not applicable.

(b) Pro forma financial information.

Not applicable.

(c) Shell company transactions.

Not applicable.

(d) Exhibits.

Exhibit Number	Description
99.1	Press Release of Asia Special Situation Acquisition Corp. dated January 19, 2010.

99.2	Press Release of Asia Special Situation Acquisition Corp. dated January 20, 2010.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

ASIA SPECIAL SITUATION ACQUISITION CORP.

January 22, 2010
	By:	/s/ Gary T. Hirst
Dr. Gary T. Hirst
President